UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_____________________________________________

METHES ENERGIES INTERNATIONAL LTD.
(Name of Issuer)

 Common Stock, par value $0.001 per share
_____________________________________________
(Title of Class of Securities)

591517107
_____________________________________________
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591517107	Page 2 of 4

1	NAMES OF REPORTING PERSONS Michel G. Laporte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian (non-resident)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 769,054
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 769,054
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,205
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 591517107	Page 3 of 4

Item 1.

(a) Name of Issuer

The name of the issuer is Methes Energies International Ltd. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices

3651 Lindell Road, Suite D-272, Las Vegas, Nevada, 89103.

Item 2.

(a) Name of Person Filing:

Michel G. Laporte.

(b) Address of Principal Business Office or, if None, Residence:

Principal Business Office: c/o Methes Energies International Ltd., 3651 Lindell Road, Suite D-272, Las Vegas, Nevada, 89103.

(c) Citizenship:

Canadian (non-resident).

 (d) Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e) CUSIP Number:

591517107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2014, Mr. Laporte may be deemed to have beneficially owned: 821,205 shares of Common Stock including, 52,151 shares underlying immediately exercisable outstanding options.

CUSIP No. 591517107	Page 4 of 4

(b) Percent of class:

7.1%. The percentage used herein is rounded to the nearest tenth and based on 11,510,431 shares of Common Stock outstanding as of December 31, 2014.

 (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 769,054 shares of Common Stock;

(ii) Shared power to vote or to direct the vote: None;

(iii) Sole power to dispose or to direct the disposition of: 769,054; and

(iv) Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2015

/s/ Michel G. Laporte
Michel G. Laporte